UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at May 26, 2009

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: May 26, 2009

* Print the name and title of the signing officer under his signature.

  EXECUTIVE DIRECTORS OF ROCKWELL DIAMONDS CONFIRM
FAIR RIGHTS OFFERING IS BEST OPTION FOR SHAREHOLDERS
AND REFUTE PALA'S ALLEGATIONS

May 26, 2009, Vancouver, BC - The Executive Directors of Rockwell Diamonds Inc. (TSX: RDI; JSE: RDI; OTCBB: RDIAF), David Copeland, P.Eng, Chairman, Dr. John Bristow, CEO and Dr. Mark Bristow, today responded to the May 25, 2009 news of Pala Investment Holdings Limited ("Pala") noting that it is at odds with the documentary record and reiterating why they believe their proposed Fair Rights Offering is the most appropriate and equitable financing solution for all shareholders.

"The Fair Rights Offering will achieve a number of key objectives," said Mr. Copeland. "It will provide the company with added liquidity in the current difficult markets, which will allow us to continue our conservative plan of operations and enable us to protect the company against opportunistic advances by predatory operators or investors. The Fair Rights Offering will do so without excessively diluting existing shareholders, and on a basis that all shareholders are being treated fairly and not being asked to give up the protection of the Shareholders Rights Plan in return for these funds."

Noting that the documentary record conflicts with Pala's news release statements, Mr. Copeland commented, "All Rockwell directors received a 10 page memo from Rockwell's corporate counsel dated April 20, 2009 reviewing in detail the three main financing options available to Rockwell, namely a private placement, a prospectus and a rights offering. Rockwell was awaiting further input from its financial advisors on the memo when Pala pre-emptively interrupted that process by pressing for the special meeting a month or so before the planned annual meeting."

"For Pala to claim that a private placement was settled, or that we have flip-flopped, is simply misleading," said Mr. Copeland. "Pala's Rights Offering coupled with striking down the Shareholders Rights Plan is self-serving, allowing Pala to make yet another attempt to acquire control of the company without paying shareholders a premium."

Typically, rights offerings are not fully subscribed, and with Pala acting as what is referred to as a "back-stop", they would acquire all rights which were not subscribed to by other shareholders. As such, this back-door approach would enable Pala to increase its position in the company, thereby gaining further control. The purpose of the standby-guarantee (proposed by the Executive Directors) is to help ensure that the Fair Rights Offering is successful without allowing any shareholder to exceed 20% ownership. In consultation with financial advisors, the Executive Directors will ensure the standby fees are within acceptable market rates for this type of compensation.

Mr. Copeland concluded by saying, "Rockwell shareholders will quickly see that the third party stand-by fee we propose represents a small investment in Rockwell's independence and that the true cost of Pala's offer of a free back-stop will be ruinous."

The Executive Directors have established a purpose-specific web site, www.executivedirectorsrockwell.com, where information is available for all shareholders relating to the issues concerning the Special Meeting. This site will be updated regularly and kept current leading up to the Special Meeting on June 17, 2009.

THE FUTURE OF ROCKWELL DIAMONDS INC. WILL BE DETERMINED BY THE
OUTCOME OF THIS VOTE. DO NOT ALLOW A DISSIDENT MINORITY
SHAREHOLDER TO TAKE CONTROL OF ROCKWELL AND YOUR INVESTMENT

VOTE ONLY THE GREEN PROXY

The Executive Directors urge you to support their continued stewardship of the Company by voting AGAINST the special resolution to remove them from office and by voting FOR a Fair Rights Offering, which will provide balance to the Company's shareholder constituents, by using the GREEN form of proxy.

For further information, contact:

The Laurel Hill Advisory Group by email at rockwellinfo@laurelhillag.com or by phone at:

	Toll free	Or collect
North America	1-888-882-6737	1-416-637-4661
Europe	00-800-8655-1111
South Africa	0-800-982-179

The comments Executive Directors in this news release and on the website are solely their own and not of any other director. For general information about Rockwell please visit its own website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Investor Services deals with Company information and is not authorized to discuss matters or answer questions relating the contested special shareholders meeting. Questions relating to the Executive's Director's positions in respect of the Meeting should be directed to Laurel Hill Advisory Group as per above.

No regulatory authority has approved or disapproved the information contained in this news release.